UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

AGILITI, INC.

(Name of the Issuer)

Agiliti, Inc.

THL Agiliti LLC

Apex Intermediate Holdco, Inc.

Apex Merger Sub, Inc.

Thomas H. Lee Equity Fund VIII, L.P.

Thomas H. Lee Parallel Fund VIII, L.P.

THL Executive Fund VIII, L.P.

THL Fund VIII Coinvestment Partners, L.P.

THL Equity Fund VIII Investors (Agiliti), L.P.

FS Sponsor LLC

THL Holdco, LLC

Thomas H. Lee Advisors, LLC

Thomas H. Lee Partners, L.P.

THL Equity Advisors VIII, LLC

THL Managers VIII, LLC

StepStone H Opportunities Fund, L.P.

StepStone Capital Partners IV, L.P.

StepStone Capital Partners IV Offshore Holdings, L.P.

StepStone Capital Partners IV Europe Holdings SCSP

StepStone K Strategic Opportunities Fund III, L.P.

StepStone KF Private Equity Fund II, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone P Opportunities Fund, L.P.

Sunstone PE Opportunities Fund, LLC

StepStone H (GP), LLC

StepStone Group LP

StepStone Group Holdings LLC

StepStone Capital IV (GP), LLC

StepStone K Opportunities (GP), LLC

StepStone Partners, L.P.

StepStone KF (GP), LLC

StepStone Maple (GP), LLC

StepStone P (GP), LLC

Thomas J. Leonard

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848J104

(CUSIP Number of Class of Securities)

Agiliti, Inc.

Lee Neumann

Executive Vice President and General Counsel

11095 Viking Drive, Suite 300

Eden Prairie, MN 55344

(952) 893-3200

Thomas J. Leonard

c/o Agiliti, Inc.

Lee Neumann

Executive Vice President and
General Counsel

11095 Viking Drive, Suite 300

Eden Prairie, MN 55344

(952) 893-3200

THL Agiliti LLC

Apex Intermediate Holdco, Inc.

Apex Merger Sub, Inc.

Thomas H. Lee Equity Fund VIII, L.P.

Thomas H. Lee Parallel Fund VIII, L.P.

THL Executive Fund VIII, L.P.

THL Fund VIII Coinvestment Partners, L.P.

THL Equity Fund VIII Investors (Agiliti), L.P.

FS Sponsor LLC

THL Holdco, LLC

Thomas H. Lee Advisors, LLC

Thomas H. Lee Partners, L.P.

THL Equity Advisors VIII, LLC

THL Managers VIII, LLC

c/o Thomas H. Lee Partners, L.P.

Shari Wolkon

Managing Director and General Counsel

Thomas H. Lee Partners, L.P.

100 Federal Street

Boston, MA 02110

(617) 227-1050

StepStone H Opportunities Fund, L.P.

StepStone Capital Partners IV, L.P.

StepStone Capital Partners IV Offshore Holdings, L.P.

StepStone Capital Partners IV Europe Holdings SCSP

StepStone K Strategic Opportunities Fund III, L.P.

StepStone KF Private Equity Fund II, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone P Opportunities Fund, L.P.

Sunstone PE Opportunities Fund, LLC

StepStone H (GP), LLC

StepStone Group LP

StepStone Group Holdings LLC

StepStone Capital IV (GP), LLC

StepStone K Opportunities (GP), LLC

StepStone Partners, L.P.

StepStone KF (GP), LLC

StepStone Maple (GP), LLC

StepStone P (GP), LLC

Andrew Bratt

Deputy General Counsel, Private Equity

4225 Executive Square, Suite 1600

La Jolla, CA 92037

(858) 558-9700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Michael J. Aiello Sachin Kohli Weil, Gotshal & Manges LLP 767 5th Avenue New York, NY 10153 Telephone: (212) 310-8000	Will M. Shields Craig Marcus Scott Abramowitz Ropes & Gray LLP 800 Boylston Street Boston, MA 02199 (617) 951-7802

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Agiliti, Inc., a Delaware corporation (“Agiliti” or the “Company”), the issuer of the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Agiliti that are the subject of the Rule 13e-3 transaction; (b) Apex Intermediate Holdco, Inc., a Delaware corporation (“Parent”); (c) Apex Merger Sub, Inc. a Delaware corporation (“Merger Sub”); (d) THL Agiliti LLC, a limited liability company organized under the laws of the state of Delaware (the “THL Agiliti Stockholder”), (e) Thomas H. Lee Equity Fund VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“THL Equity VIII”), (f) Thomas H. Lee Parallel Fund VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Parallel Fund VIII”), (g) THL Executive Fund VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Executive Fund VIII”), (h) THL Fund VIII Coinvestment Partners, L.P., a limited partnership organized under the laws of the state of Delaware (“Coinvestment VIII”), (i) THL Equity Fund VIII Investors (Agiliti), L.P., a limited partnership organized under the laws of the state of Delaware (“THL Agiliti VIII”), (j) FS Sponsor LLC, a limited liability company organized under the laws of the state of Delaware (“FS Sponsor”), (k) THL Holdco, LLC (“Holdco”) a limited liability company organized under the laws of the state of Delaware, (m) Thomas H. Lee Advisors, LLC, a limited liability company organized under the laws of the state of Delaware (“THL Advisors”), (n) Thomas H. Lee Partners, L.P., a limited partnership organized under the laws of the state of Delaware (“THL Partners”), (o) THL Equity Advisors VIII, LLC, a limited liability company organized under the laws of the state of Delaware (“Equity Advisors”), (p) THL Managers VIII, LLC a limited liability company organized under the laws of the state of Delaware (“THL Managers VIII”, and together with THL Agiliti Stockholder, THL Equity VIII, Parallel Fund VIII, Executive Fund VIII, Coinvestment VIII, THL Agiliti VIII, FS Sponsor, Holdco, THL Advisors, THL Partners and Equity Advisors, the “THL Entities”); and (q) StepStone H Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (r) (“StepStone H Opportunities”), (s) StepStone Capital Partners IV, L.P. is a limited partnership organized under the laws of the state of Delaware (“StepStone Capital IV”), (t) StepStone Capital Partners IV Offshore Holdings, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Offshore IV”), (u) StepStone Capital Partners IV Europe Holdings SCSP is a special limited partnership organized under the laws of the Luxembourg (“StepStone Europe”), (v) StepStone K Strategic Opportunities Fund III, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone K Opportunities”), (w) StepStone KF Private Equity Fund II, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone KF”), (x) StepStone Maple Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Maple”), (y) StepStone Maple Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Maple Opportunities”), (z) StepStone P Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Opportunities”), (aa) Sunstone PE Opportunities Fund, LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone PE Opportunities”), (bb) StepStone H (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone H”), (cc) StepStone Group LP is a limited partnership organized under the laws of the state of Delaware (“StepStone Group”), (dd) StepStone Group Holdings LLC a limited liability company organized under the laws of the state of Delaware (“StepStone Group Holdings”), (ee) StepStone Capital IV (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone Capital IV”), (ff) StepStone K Opportunities (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone K Opportunities (GP)”), (gg) StepStone Partners, L.P. is a limited partnership organized under the laws of the state of Delaware (“StepStone Partner”), (hh) StepStone KF (GP), LLC is a limited liability company organized under the laws of the Cayman Islands (“StepStone KF”), (ii) StepStone Maple (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone Maple (GP)”), (jj) StepStone P (GP), LLC is a limited liability company organized under the laws of the Cayman Islands (“StepStone (GP)”, and together with StepStone H Opportunities, StepStone Capital IV, StepStone Offshore IV, StepStone Europe, StepStone K Opportunities, StepStone KF, StepStone Maple, StepStone Maple Opportunities, StepStone Opportunities, StepStone PE Opportunities, StepStone H, StepStone Group, StepStone Group Holdings, StepStone Capital IV, StepStone K Opportunities (GP), StepStone Partner, StepStone KF, and StepStone Maple (GP), the “StepStone Entities,” and each a “StepStone Entity”). and (kk) Thomas J. Leonard, a natural person. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated February 26, 2024 (the “Merger Agreement”), by and among Agiliti, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Agiliti, with Agiliti continuing as the surviving corporation (the “Merger”).

Parent has received an Equity Commitment Letter (the “Equity Commitment Letter”), dated as of February 26, 2024, by and among Parent and THL Equity VIII, Parallel Fund VIII, Executive Fund VIII, Coinvestment VIII, StepStone H Opportunities, StepStone Capital IV, StepStone Offshore IV, StepStone Europe, StepStone K Opportunities, StepStone KF, StepStone Maple, StepStone Maple Opportunities, StepStone Opportunities and StepStone PE Opportunities (the “Equity Commitment Parties”), under which, subject to the terms and conditions thereof, the Equity Commitment Parties have agreed to provide equity financing in an aggregate amount of up to $100 million to Parent if necessary for the consummation of the Transactions, including any fees and expenses payable by Parent or Merger Sub pursuant to the Merger Agreement.

Upon the consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) shares of Common Stock owned directly or indirectly by the THL Agiliti Stockholder, Parent or Merger Sub or any of their respective subsidiaries (each such Share referred to in clause (i), a “THL Agiliti Stockholder Share” and, collectively, the “THL Agiliti Stockholder Shares”), (ii) certain shares of Common Stock held by Thomas Leonard (the “Rollover Stockholder”) who agreed with Parent to receive an equity interest in Parent (or its direct or indirect holding company) as consideration for the contribution to Parent (or its direct or indirect holding company) of the Common Stock held by such stockholder prior to the Effective Time (the “Rollover Shares”) and (iii) shares of Common Stock owned by the Company as treasury stock (each such Share referred to in clause (iii), a “Treasury Share” and, collectively, the “Treasury Shares”) and (iv) shares of Common Stock that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 (“Dissenting Stockholders”)), will be converted into the right to receive $10.00 per Share in cash, without interest thereon (the “Merger Consideration”). Each THL Agiliti Stockholder Share that is issued and outstanding immediately prior to the Effective Time, as of the Effective Time, will be converted into an equal number of shares of common stock of the Surviving Corporation and remain outstanding.

A special committee (the “Special Committee”) of the board of directors of the Company (the “Board”), consisting solely of members of the Board who are not affiliated or associated with Thomas H. Lee Partners, L.P. or the StepStone Group LP was formed in order to, among other things, evaluate and oversee negotiations and the terms of the Merger Agreement and the transactions contemplated thereby (together with the Merger, the “Transactions”), including the Merger, and to make a recommendation to the Board as to whether the Company should enter into the Merger Agreement. The Special Committee was fully empowered with the authority to reject the transaction and consider alternative transactions with third parties.

The board of directors of the Company (the “Board”) (acting in reliance upon the unanimous recommendation the Special Committee) (i) determined that the terms of the Merger Agreement and the Transactions, are fair to, and in the best interests of, the Company and its stockholders (other than the THL Agiliti Stockholder and its affiliates), (ii) declared the Merger Agreement and the Transactions advisable, (iii) approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Merger and the Transactions upon the terms and subject to the conditions contained therein and (d) subject to the terms of the Merger Agreement, resolved to recommend that the stockholders of the Company vote to adopt the Merger Agreement and approve the Transactions in accordance with the Delaware General Corporation Law (the “DGCL”).

The adoption of the Merger Agreement and the approval of the Merger and the other Transactions required the affirmative vote or written consent, in accordance with Section 228 and Section 251 of the DGCL, the Company’s Second Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”), dated April 26, 2021 and the Company’s Third Amended and Restated Bylaws (the “Company Bylaws”), dated April 26, 2021 by stockholders of the Company holding a majority of the Common Stock outstanding (the “Company Requisite Approval”). Following the execution of the Merger Agreement, the THL Agiliti Stockholder, on February 26, 2024 and again on March 11, 2024, which on such dates beneficially held a majority of the Common Stock outstanding, executed and delivered to the Company a written consent adopting the Merger Agreement and approving the Merger (the “Written Consent”), thereby providing the Company Requisite Approval for the Merger. As a result, no further action by the holders of Common Stock is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement, and the Company will not be soliciting your vote for or consent to the adoption of the Merger Agreement and the approval of the Transactions, including the Merger, and will not call a stockholders’ meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the Transactions, including the Merger.

Concurrently with the filing of this Transaction Statement, Agiliti is filing a notice of written consent and appraisal rights and information statement (the “Information Statement”) under Section 14(c) of the Exchange Act. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Market Information, Dividends and Certain Transactions in the Common Stock”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”

(e) Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Market Information, Dividends and Certain Transactions in the Common Stock”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Merger Agreement”

“Directors, Executive Officers and Controlling Persons of the Company”

“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Common Stock”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

“Annex B: Opinion of Centerview”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary – Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger Agreement – Dissenting Shares”

“Appraisal Rights”

“Annex D: Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Appraisal Rights”

“The Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Common Stock”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Delisting and Deregistration of Common Stock”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Annex A: The Merger Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Delisting and Deregistration of Common Stock”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“The Merger Agreement – Other Covenants and Agreements”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Annex A: The Merger Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Delisting and Deregistration of Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(c)(1)–(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Delisting and Deregistration of Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Alternatives to the Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – The Company’s Net Book Value and Net Earnings”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Dissenting Shares”

“The Merger Agreement – Certificate of Incorporation; Bylaws”

“The Merger Agreement – Indemnification and Insurance”

“Appraisal Rights”

“Annex A: The Merger Agreement”

“Annex D: Section 262 of the Delaware General Corporation Law”

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Centerview”

The confidential discussion materials prepared by Centerview Partners LLC and provided to the Special Committee, dated October 13, 2023, October 16, 2023, October 23, 2023, February 2, 2024, February 18, 2024, and February 25, 2024, are attached hereto as Exhibits (c)(2) through and including (c)(7) and, in each case, are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“Annex A: The Merger Agreement”

(d) Unaffiliated Representative. Not applicable.

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Merger Agreement – No Solicitation; Superior Proposal and Adverse Recommendation Change”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“Annex B: Opinion of Centerview”

The confidential discussion materials prepared by Centerview Partners LLC and provided to the Special Committee, dated October 13, 2023, October 16, 2023, October 23, 2023, February 2, 2024, February 18, 2024, and February 25, 2024, are attached hereto as Exhibits (c)(2) through and including (c)(7) and, in each case, are incorporated by reference herein

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of Agiliti during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Agiliti at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Sponsor Entities and Mr. Leonard in Connection with the Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Financing of the Merger”

“Annex A – The Merger Agreement”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Fees and Expenses”

(d) Borrowed Funds.

“Summary”

“The Special Factors – Financing”

“The Merger Agreement – Financing of the Merger”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Directors, Executive Officers and Controlling Persons of the Company”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Annex A: The Merger Agreement”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in Agiliti’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, originally filed on March 6, 2024, are incorporated by reference herein (see pages 52 to 94 therein). The information is set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Financial Information”

“Market Information, Dividends and Certain Transactions in the Common Stock”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Exhibit No.

(a)(1)	Preliminary Information Statement of Agiliti, Inc., incorporated herein by reference to the Information Statement.

(b)(1)	Amended and Restated Credit Agreement, dated as of May 1, 2023, by and among Agiliti Health, Inc., as borrower, Agiliti Holdco, Inc., as holdings, the subsidiaries of the borrower from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, including any schedules and exhibits attached thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 2, 2023).

(b)(2)	Receivables Financing Agreement, dated as of February 14, 2024, by and among Agiliti Receivables LLC and MUFG Bank, Ltd., as an administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 14, 2024).

(c)(1)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Agiliti, Inc. dated February 25, 2024, incorporated herein by reference to Annex B to the Information Statement.

(c)(2)*	Discussion materials prepared by Centerview Partners LLC, dated October 13, 2023, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(3)*	Discussion materials prepared by Centerview Partners LLC, dated October 23, 2023, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated October 26, 2023, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC, dated February 2, 2024, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(6)*	Discussion materials prepared by Centerview Partners LLC, dated February 18, 2024, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(7)*	Discussion materials prepared by Centerview Partners LLC, dated February 25, 2024, for the Special Committee of the Board of Directors of Agiliti, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of February 26, 2024, by and among Agiliti, Inc., Apex Intermediate Holdco, Inc. and Apex Merger Sub, Inc., incorporated herein by reference to Annex A to the Information Statement.

(d)(2)*	Rollover Commitment Letter, dated as of February 26, 2024, by and between Thomas Leonard and Intermediate Holdco, Inc.

(d)(3)*	Equity Commitment Letter, dated February 26, 2024, by and among Apex Intermediate Holdco, Inc. and the Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., StepStone H Opportunities Fund, L.P., StepStone Capital Partners IV, L.P., StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partner IV Europe Holdings SCSp, StepStone K Strategic Opportunities Fund III, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P. and Sunstone PE Opportunities Fund, LLC.

(d)(4)*	Limited Guaranty, dated February 26, 2024, by and among and the Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., StepStone H Opportunities Fund, L.P., StepStone Capital Partners IV, L.P., StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partner IV Europe Holdings SCSp, StepStone K Strategic Opportunities Fund III, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P., Sunstone PE Opportunities Fund, LLC and Agiliti, Inc.

(d)(5)	Amended and Restated Registration Rights Agreement, dated as of April 27, 2021, by and among Agiliti, Inc., THL Agiliti LLC, Thomas J. Leonard and the individuals listed therein (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2021).

(d)(6)	Amended and Restated Director Nomination Agreement, dated as of April 26, 2021, by and among Agiliti, Inc. and THL Agiliti LLC (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2021).

(d)(7)*	Waiver to the Amended and Restated Director Nomination Agreement, dated as of April 26, 2021, by and among Agiliti, Inc. and THL Agiliti LLC, dated February 20, 2024.

(d)(8)	Tax Receivable Agreement, dated as of January 4, 2019, by and among Agiliti Holdco, Inc., IPC/UHS, L.P., solely in the capacity of the Stockholders’ Representative, and each of the successors and assigns thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on January 10, 2019).

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Information Statement.

107*	Filing Fee Table

*	Previously filed with the Schedule 13E-3 filed with the SEC on March 12, 2024

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 11, 2024

AGILITI, INC.

/s/ Thomas J. Leonard
Name: Thomas J. Leonard
Title: Chief Executive Officer

APEX INTERMEDIATE HOLDCO, INC.

/s/ Megan Preiner
Name: Megan Preiner
Title: Secretary and Treasurer

APEX MERGER SUB, INC.

/s/ Megan Preiner
Name: Megan Preiner
Title: Secretary and Treasurer

THL AGILITI LLC

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE EQUITY FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE PARALLEL FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL EXECUTIVE FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL FUND VIII COINVESTMENT PARTNERS, L.P.

By: Thomas H. Lee Partners, L.P.
Its: General Partner

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL EQUITY FUND VIII INVESTORS (AGILITI), L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

FS SPONSOR LLC

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL HOLDCO, LLC

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE ADVISORS, LLC

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE PARTNERS, L.P.

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL EQUITY ADVISORS VIII, LLC

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL MANAGERS VIII, LLC

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

STEPSTONE H OPPORTUNITIES FUND, L.P.

By: StepStone H (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL PARTNERS IV, L.P.

By: StepStone Capital IV (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.

By: StepStone Capital IV (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP

By: StepStone Group LP, its portfolio manager
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.

By: StepStone K Opportunities (GP), LLC, its general partner
By: StepStone Partners, L.P., its sole member
By: StepStone Group LP, its general partner
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE KF PRIVATE EQUITY FUND II, L.P.

By: StepStone KF (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.
[in respect of its underlying limited partner GCUT]

By: StepStone Maple (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.
[in respect of its underlying limited partner UTMT]

By: StepStone Maple (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE P OPPORTUNITIES FUND, L.P.

By: StepStone P (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

SUNSTONE PE OPPORTUNITIES FUND, LLC

By: StepStone Group LP, its manager
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE H (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE GROUP LP

By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE GROUP HOLDINGS LLC

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL IV (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE K OPPORTUNITIES (GP), LLC

By: StepStone Partners, L.P., its sole member
By: StepStone Group LP, its general partner
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE PARTNERS, L.P.

By: StepStone Group LP, its general partner
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE KF (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE MAPLE (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE P (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

THOMAS J. LEONARD

/s/ Thomas J. Leonard
Name: Thomas J. Leonard